INVEST IN **CLUBHOUND**

# Membership Based Dog Park



clubhound.com    Boise, ID

# Highlights

( 1 )    Over 3,800 Registered Dogs!

( 2 )    $1.4m In Seed Funding Raised

( 3 )    Hit Profitability within 4 months of opening

# Featured Investor



**Sterling Faulkner**
**Syndicate Lead**    Follow    Invested $10,000 ⓘ

"Jake and company have created a truly amazing concept that
I have no doubt will see incredible growth! Dog owners
everywhere would be thrilled to see a Clubhound pop-up in
their area and I hope we can make that a reality. I am a weekly

user of Clubhound and can attest firsthand to how beneficial it is to the community. It's a great place to work during the day, hangout with friends (and their dogs!) on the weekend, and get a drink in the evening. All the while your pup is socializing and playing with other dogs. It's really a dog owners dream. I've seen Jake hard a work to make his business scalable around the country. The operation is simple for new owners to pick up and be successful. The custom built membership system ensures the club has everything it needs for its specific industry. Clubhound is ready to explode so don't miss your chance to get in on the ground floor!"

# Our Team



### Jake Whitlock  Founder & CEO

Jake launched Clubhound, hit profitability in 4 months, raised $1.4M, with his crew Clubhound has grown to 2,000+ monthly dog visits and is now scaling a first-of-its-kind off-leash dog bar and social venue.



### Julie Emerick  COO

Julie Emerick brings 20+ years in hospitality and marketing, helping Clubhound scale operations, elevate guest experience, and drive growth as a standout pet-friendly social destination.

# Clubhound Crowd Funding!

# Invest in the Future of Pet-Friendly Social Spaces

**Clubhound: Where Dogs Play and People Stay**

Clubhound is redefining the way dog lovers gather—with an off-leash dog park, craft bar, and social hub in one seamless experience. We've proven the concept, hit pro forma profitability in 4 months, and now we're raising $124K to bring this beloved model to more cities, expand our current operations, and build out a franchise pipeline!

This is your chance to own an equity share of Clubhound!

## The Problem: Dog Owners Are Left Out

Millions of dog owners want to socialize—but traditional venues exclude pets. Dog parks lack amenities. Bars don't allow dogs. Families, young professionals, and remote workers are forced to choose between quality time with their dog or their social life.

The $145B pet industry has surged, but there's been little innovation in dog-inclusive community spaces—until now.

## The Solution: A Bar for Dogs and Their Humans

Clubhound is a fully fenced, off-leash dog bar where pups play while their owners sip wine, work remotely, attend events, or just relax. Our model blends hospitality, safety, and fun in a way that keeps tails wagging and drinks flowing.

We've built a loyal member base and proven revenue across day passes, memberships, events, and beer/wine sales. Visitors stay longer and spend more because their dogs are entertained—and their needs are met.

## Why Now? Why Clubhound?

Since opening in July 2024, we've welcomed 25,000+ dog check in's, registered over 3,800 dogs, and hit pro forma profitability in just 4 months—exceeding our initial projections. Clubhound is already cash-positive with 7% month-over-month growth.

Now, we're ready to scale and expand. Our next phase includes expanding our current locations offerings, setting up our franchise model, selling the Clubhound software to other dog park bars, and upgrading our software and tech

## A Rapidly Growing Industry With No Clear Leader

Pet ownership is at an all-time high, with 65% of U.S. households owning a pet. Yet there's no dominant brand serving the growing demand for social, safe, dog-inclusive spaces. Clubhound is positioned to be that brand.

We combine the experience of a wine bar, the energy of a park, and the community of a co-working space—all designed around dogs.

## A Business Built to Scale

We've proven unit economics, diversified our revenue streams, and developed an operational playbook ready to replicate. Our 100,000 sq. ft. outdoor venue and 4,000 sq. ft. indoor space regularly host 500+ guests during peak events.

From monthly memberships and weekend passes to ticketed events and private rentals, we've built Clubhound to be both scalable and community-powered.

## What Sets Us Apart

- **First-mover advantage** in off-leash dog bars in underdeveloped secondary markets

- Proven pro forma **profitability** and revenue diversity (memberships, alcohol sales, events, merch)

- Proprietary **safety protocols** and trained handlers for dog management

- Strong brand loyalty with a custom developed App and member management software.

- **Demand from cities, developers, and pet brands for partnerships**

## Our Team

Led by founder Jake Whitlock, an experienced entrepreneur and project manager, Clubhound blends hospitality, tech, and pet care with operational discipline. Julie Emerick, with 20+ years in hospitality and marketing, leads operations and member engagement. Together, they bring a unique mix of experience and passion for building scalable community spaces.

## Why We're Raising Now

We're raising a $124,000 seed round on a $5M valuation to fund growth into our second location, enhance tech capabilities, and expand our marketing footprint. This is your chance to be part of the early growth of a category-defining brand—backed by proven traction and a team that delivers.

Join us in changing the way people and dogs connect.

**Invest in Clubhound today.**